Corrections Corporation of America

10 Burton Hills Blvd.

Nashville, TN 37215

January 30, 2012

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Corrections Corporation of America

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Response dated January 11, 2012

File No. 1-16109

Dear Mr. O’Brien:

This letter is in response to your comment letter dated January 18, 2012, with respect to the documents referenced above filed by Corrections Corporation of America (the “Company”). By letter dated December 30, 2011, you previously asked the Company to furnish you with certain information in connection with your examination of the above referenced documents. In response to that request, we furnished you with our letter dated January 11, 2012.

Given the Staff’s comments and the Company’s proposed responses, we respectfully request that the Company be permitted to make any necessary changes in future filings beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2011, as indicated in your comment letter. In any event, we would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the Staff’s concerns. We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm. We have keyed our responses to the specific numbered comments contained in your letter dated January 18, 2012.

In accordance with your original letter dated December 30, 2011, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1.	We note the draft disclosure you provided in response to comment 1 in our letter dated December 30, 2011. In future filings, please further expand this disclosure to address each of the following:

•

Please disclose the carrying value of each facility. As the facilities may not enter into contracts at the same time, this will allow investors to better understand the risks associated with each facility.

•

Regarding the disclosure for previously idled facilities, please disclose the average length over which your facilities have been idled prior to obtaining a new contract and also the longest any of your facilities have been idled prior to obtaining a new contract.

•	Please provide investors with an understanding about how each of the facilities’ facts and circumstances would need to change to result in an impairment charge.

Please provide us with the expanded draft disclosure to address these additional items.

Response to Question 1:

In future filings, we will provide investors with the carrying values of each idle facility.

In response to the Staff's question regarding the length of time our facilities have been previously idled, during the past 10 years the average length of idleness per facility prior to obtaining a new contract was four years while the longest period was a little over six years. With respect to the facility which was idled for over six years, construction on the facility commenced in 1999, was suspended in 2000 under circumstances very similar to our Trousdale facility, and was later resumed and completed in October 2005 before receiving our first contract to house inmates in October 2006. In the period of time this facility has been in operation since October 2006, the facility has already generated aggregate operating cash flows that have exceeded the carrying value of the facility as of December 31, 2010.

We believe disclosing the average length and longest length over which our previously idled facilities have been idle may be misleading to investors, as (1) the period for which a current individual facility may remain idle is not necessarily determined by historical idle periods, and (2) periods of idleness beyond these historical periods discussed above, would not necessarily lead to an impairment conclusion. Our experience has shown that our facilities could remain idle for substantially longer periods of time and their future cash flows would still result in a recovery of the carrying values in a fairly short period based on receipt of a new contract. Although, we understand the Staff's inquiry and agree that the length of time a facility is idle is one of the factors that we currently consider, that factor is not one of the more significant factors which would impact a possible impairment. Thus, we would respectively suggest such disclosure would not be appropriate or meaningful.

For the Staff's further consideration, our facilities have relatively long useful lives given the nature of their concrete and steel construction. In fact, according to the Bureau of Justice Statistics "Census of State and Federal Correctional Facilities" report published in 2008, there are approximately 290,000 state and federal prison beds in operation in government facilities that are more than 50 years old. The costs required to idle and maintain a correctional facility are minimal, which allows us the flexibility to idle them even for prolonged periods of time and then reopen with minimal costs when a new contract is obtained to operate the facility. Further, in our experience in the corrections industry, the market for idle prison facilities does not change significantly over relative short periods of time. The private corrections industry has historically captured a significant amount of growth in bed utilization by having beds available at the time government customers identify a need for additional beds. Our business model will continue to drive us to develop or otherwise acquire available beds in advance of acquiring specific contracts to utilize those beds, as our experience tells us this provides us a competitive advantage in the marketplace.

Lastly, we will provide additional disclosures in future filings in response to the Staff's question concerning how each of the facilities' facts and circumstances would need to change to result in an impairment charge. As previously provided in our letter dated January 11, 2012, we proposed the following disclosures as examples of events that may occur that would cause us to reconsider our most recent assumptions.

Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than used in our most recent impairment analysis, or a substantial increase in the number of available beds at other facilities we own indicating a deterioration in market conditions and cash flows that we might be able to obtain under new management contracts. Further, any changes in legislation that could impact our ability to house certain types of inmates in their respective locations could also cause us to reconsider the assumptions we used in preparing our initial impairment analysis.

Our intent with this disclosure was to represent that each of these facilities has similar facts and circumstances that could occur that would cause us to reconsider our most recent assumptions used in the impairment analysis for each facility. We will clarify this point in future disclosures. One of the reasons we view this disclosure as impacting all of our idle facilities is that aggregate demand for prison beds at all of our facilities could impact the future utilization of the idle facilities. In the past, we have secured contracts with customers at existing facilities that were already operational, which allowed us to move the existing population to other idle facilities. In this regard, we continually monitor demand from existing and prospective customers at all of our facilities for opportunities to more efficiently utilize our total bed capacity across all facilities.

Additionally, we will add and clarify that unsolicited offers to purchase our idle facilities, or land development in the case of Trousdale, at amounts that are less than the carrying value could cause us to reconsider our most recent impairment analysis assumptions. In the case of our currently idle facilities, recently we have had prospects to utilize the facilities but prolonged periods without any prospects for utilization could have an impact on our impairment analysis. We do not see any catalysts that would result in an impairment of our currently idle facilities in the near term.

The disclosures we would have provided in our 2010 Form 10-K in response to this comment are as follows:

As of December 31, 2010, we had $2.5 billion in long-lived assets, including $107.5 million in long-lived assets, excluding equipment, at five currently idled facilities and $27.5 million invested in a construction project in Trousdale County, Tennessee that we have suspended construction activities until we have greater clarity around the timing of future bed absorption by our customers. The impairment analyses for each of these facilities excluded the net book value of equipment, as a substantial portion of the equipment is easily transferrable to other Company owned facilities without significant cost. The carrying values of these facilities as of December 31, 2010, were as follows (in millions):

Diamondback Correctional Facility	$48.1
Huerfano County Correctional Center	22.0
Prairie Correctional Facility	22.8
Queensgate Correctional Facility	12.6
Shelby Training Center	2.0

$107.5

We evaluate the recoverability of the carrying values of our long-lived assets, other than goodwill, when events suggest that an impairment may have occurred. Such events primarily include, but are not limited to, the termination of a management contract or a significant decrease in inmate populations within a correctional facility we own or manage. Accordingly, we tested each of the aforementioned five currently idled facilities for impairment when we were notified by the customer that they would no longer be utilizing such facility. We tested the facility under construction for impairment when we suspended construction of the facility.

We re-perform the impairment analyses on an annual basis for each of the idle facilities and for the suspended construction project, and evaluate on a quarterly basis market developments for the potential utilization of each of these facilities in order to identify events that may cause us to reconsider our most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than used in our most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact our ability to house certain types of inmates at such facility. Further, a substantial increase in the number of available beds at other facilities we own could lead to a deterioration in market conditions and cash flows that we might be able to obtain under a new management contract at our idle facilities, as we have historically secured contracts with customers at existing facilities that were already operational, allowing us to move the existing population to other idle facilities. Although they are not frequently received, an unsolicited offer to purchase any of our idle facilities, or facilities under construction in the case of the Trousdale project, at amounts that are less than the carrying value could also cause us to reconsider the assumptions used in our most recent impairment analysis. We have identified recent prospects to utilize each of the idled facilities and do not see any catalysts that would result in an impairment in the near term. However, we can provide no assurance that we will be able to secure management contracts to utilize our idle facilities, or that we will not incur impairment charges in the future.

The estimates of recoverability are initially based on projected undiscounted cash flows that are comparable to historical cash flows from management contracts at similar facilities to the idled facilities and sensitivity analyses that consider reductions to such cash flows. Our sensitivity analyses included reductions in projected cash flows by as much as half of the historical cash flows generated by the respective facility as well as prolonged periods of vacancies. In all cases except for our Shelby Training Center, the projected undiscounted cash flows in our analyses as of December 31, 2010, exceeded the carrying amounts of each facility by material amounts. The Shelby Training Center is a facility much smaller in size than almost all of our other facilities, and was designed as a non-secure juvenile detention facility, which is atypical for our portfolio. In the case of the Shelby Training Center, our estimate of fair value took into consideration proposed purchase prices where third parties have expressed an interest in purchasing this facility, and estimates of the replacement cost of the facility based on our extensive experience in designing and constructing prison facilities. Our estimate of the fair value exceeded the carrying value of this facility.

In the case of the construction project in Trousdale County, Tennessee, we temporarily suspended the construction until we have greater clarity around the timing of future bed absorption by our customers. The $27.5 million carrying amount includes $15.2 million related to pre-fabricated concrete cells that are constructed and being stored on this site but are transferable to other potential development projects we may commence in the future should we identify a more immediate use. We continually monitor and perform any routine maintenance on these pre-fabricated concrete cells to ensure they maintain their value in future construction projects. We incurred operating expenses of $0.1 million primarily for property insurance, property taxes, and repairs and maintenance for this project during 2010. Our impairment analysis of this project considers both the costs to complete the facility and an estimate of cash flows based on historical cash flows from management contracts at similar facilities. We continue to pursue prospects which would indicate the need for the ultimate completion of construction of the Trousdale County facility, and will continue to monitor developments that may impact our most recent assumptions. Although we are not currently considering a decision to abandon this site, a decision to transfer the pre-fabricated cells to another development project and to abandon the Trousdale County project site would cause us to reconsider our assumptions related to the recoverability of the land and site development costs incurred compared to a prospective sales price we might be able to obtain for the land.

Our evaluations also take into consideration our historical experience in securing new management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods our currently idle facilities have been idle. Such previously idle facilities are currently being operated under new contracts that generate cash flows resulting in the recoverability of the net book value of the previously idled facilities by substantial amounts. Due to a variety of factors, the lead time to negotiate contracts with our federal and state partners to utilize idle bed capacity is generally lengthy which has historically resulted in periods of idleness similar to the ones we are currently experiencing at these facilities. As a result of our analyses, we determined each of these assets to have recoverable values in excess of the corresponding carrying values.

By their nature, these estimates contain uncertainties with respect to the extent and timing of the respective cash flows due to potential delays or material changes to historical terms and conditions in contracts with prospective customers that could impact the estimate of cash flows. Notwithstanding the effects the current economy has had on our customers’ demand for prison beds in the short term which has led to our decision to idle certain facilities, we believe the long-term trends favor an increase in the utilization of our correctional facilities and management services. This belief is also based on our experience in operating in recessionary environments and based on our experience in working with governmental agencies faced with significant budgetary challenges which is a primary contributing factor to the lack of appropriated funding to build new bed capacity by the federal and state governments with which we partner.

2.	Please expand upon the draft disclosure provided in response to comment 1 in our letter dated December 30, 2011, to include a description of your testing the Trousdale facility for impairment in future filings. Please ensure that you provide investors with an understanding of the critical estimates that are specific to the Trousdale facility and the specific facts and circumstances you are relying on when assessing the recoverability of a partially constructed facility that has been in a holding pattern for nearly three years. To the extent that you have determined that the recoverable amount and/or the fair value of the Trousdale facility exceeds its fair value, please also provide investors with an understanding at what point the facts and circumstances would result in an impairment charge. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K.

Response to Question 2:

In future filings, we will disclose additional details relative to the description of our impairment testing at the Trousdale facility. For the Staff's convenience we have incorporated our additional disclosures related to Trousdale in our proposed disclosure for comment 1 above. As described in our comments above to the Staff's comment 1, we have suspended construction projects in the past when we have determined that completion of a speculative facility was no longer necessary to provide us with adequate available beds to market to prospective customers. A benefit of idling construction is that it provides us with an opportunity to more closely understand the needs of a prospective customer with respect to the design and security level of the facility. The most recent example occurred at our Stewart Detention Center where we idled construction in 2000 and later resumed construction of this facility and completed it in October 2005 before receiving our first contract to house inmates in October 2006. As noted above, the facility has generated aggregate operating cash flows that have exceeded the carrying value of the facility as of December 31, 2010.

Results of Operations, page 39

3.	We note from your response to comment 2 in our letter dated December 30, 2011, that you incurred $4.8 million in operating expenses for the five idled facilities. Please quantify the portion of these operating expenses that relates to depreciation expense and repairs and maintenance, including protection of the facility. Please also tell us the amount of repairs and maintenance costs incurred for fiscal years 2011 and 2010 for in use facilities, including the corresponding number of facilities. Finally, please tell us and disclose in future filings the operating expenses incurred for the Trousdale facility.

Response to Question 3:

The $4.8 million in operating expenses for the five idled facilities primarily includes property taxes and insurance, utilities, and repairs and maintenance expenses. This amount did not include $3.6 million of depreciation expense on such facilities as we separately disclose depreciation expense from operating expenses in our statement of operations. The aggregate amount of repairs and maintenance expense at the five idle facilities was $0.2 million during 2010 as the costs required to maintain an idle facility are not significant given their nature of construction. The aggregate repairs and maintenance costs incurred at 61 facilities in use was $22.0 million and $19.4 million during 2011 and 2010, respectively.

As provided in the proposed disclosure in response to comment 1 above, we incurred operating expenses at the Trousdale facility of $0.1 million primarily for property insurance, property taxes, and repairs and maintenance during 2010. We will include this disclosure in future filings as the Staff requested.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-3007, or by facsimile at (615) 263-3010 or our outside counsel, F. Mitchell Walker, Jr. at (615) 742-6275 or by facsimile at (615) 742-2775.

Sincerely,

Todd J Mullenger

Executive Vice President and

Chief Financial Officer